Form 10-K405, Exhibit 13
period 1997-06-30
WHG RESORTS & CASINOS INC
filed 1997-09-29
CIK 1034754

WHG Resorts & Casinos Inc.                                            Exhibit 13
Selected Financial Data:


                                                                  Years ended June 30,
                                              1997          1996          1995          1994          1993
                                                                     (In thousands)
Selected Statement of Income Data:
Revenues                                  $  69,634     $  68,694     $  70,878     $  75,480     $  70,680
                                          ---------     ---------     ---------     ---------     ---------
Operating income                          $  17,087     $  13,558     $   7,624     $  13,892     $  14,162
Interest expense, net                          (931)       (1,859)       (1,752)       (3,551)       (3,873)
Equity in (loss) of nonconsolidated
  affiliates                                 (1,196)       (3,465)       (7,003)       (3,534)         (135)
                                          ---------     ---------     ---------     ---------     ---------
Income (loss) before tax provision and
  minority interests                         14,960         8,234        (1,131)        6,807        10,154
Credit (provision) for income taxes          (3,397)       (1,645)          234             7        (1,050)
Minority interests in income                 (4,000)       (3,636)       (2,910)       (4,597)       (3,332)
Dividend on preferred stock of
  Condado Plaza                                (246)         (516)         (557)           --            --
                                          ---------     ---------     ---------     ---------     ---------
Net income (loss)                         $   7,317     $   2,437     $  (4,364)    $   2,217     $   5,772
                                          =========     =========     =========     =========     =========
Primary earnings (loss) per share         $    1.20     $     .40     $    (.72)    $     .37     $     .95
                                          ---------     ---------     ---------     ---------     ---------
Shares used in primary earnings per
  share calculations                      6,086,443     6,050,200     6,050,200     6,050,200     6,050,200
                                          ---------     ---------     ---------     ---------     ---------
Fully diluted earnings (loss) per
  share                                   $    1.17     $     .40     $    (.72)    $     .37     $     .95
                                          ---------     ---------     ---------     ---------     ---------
Shares used in fully diluted earnings
  per share calculations                  6,247,241     6,050,200     6,050,200     6,050,200     6,050,200
                                          ---------     ---------     ---------     ---------     ---------
Pro forma net income (loss) reflecting
  income taxes on a separate return
  basis (unaudited)(1)                    $   7,236     $   1,537     $  (6,500)    $   1,257     $   5,579
                                          =========     =========     =========     =========     =========
Selected Balance Sheet Data:
Investments in, receivables and
  advances to nonconsolidated affiliates  $  31,708     $  27,734     $  29,696     $  31,367     $  28,018
Property and equipment, net                  43,861        44,919        48,660        51,627        45,454
Total assets                                117,473       104,734       111,306       116,144       103,276
Long-term debt, including current
  maturities                                 23,549        26,854        30,741        30,309        36,069
Minority interests                           19,990        18,810        16,363        16,387        14,229
Stockholders' equity                         55,324        37,500        35,063        39,427        37,210

(1) Pro forma net income (loss) reflecting income taxes on a separate return basis (unaudited) reflects the provision for income taxes without the tax benefits allocated to the Company from WMS Industries Inc. ("WMS") for utilization of partnership losses in the WMS consolidated Federal income tax return.


                                     E13-1

Management's Discussion and Analysis of Financial Condition and Results of Operations



The discussion set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the discussions contained under "Item 1. Business", "Item 3. Legal Proceedings", and "Item 13. Certain Relationships and Related Transactions -- Relationship with WMS" in the Company's Annual Report on Form 10-K contain certain forward looking statements that involve risks and uncertainties, including the outcome of refinancinc certain debt and seasonality. The Company's actual results could differ materially from those anticipated in the forward looking statements.

Financial Condition

Cash flows from consolidated operating, investing and financing activities of the Company during fiscal 1997 resulted in net cash provided of $11,270,000 compared with net cash provided of $2,989,000 during fiscal 1996.

Cash provided by operating activities before changes in operating assets and liabilities was $18,933,000 during fiscal 1997 compared with cash provided of $19,664,000 for fiscal 1996. This decrease was primarily due to a decrease in deferred tax expense and a lower loss from nonconsolidated affiliates included in net income in fiscal 1997. This was offset by an increase in net income to $7,317,000 in fiscal 1997 from $2,437,000 in fiscal 1996.

The changes in operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in cash outflow of $4,243,000 during fiscal 1997 and $1,760,000 during fiscal 1996, due in both cases to the increase in net amounts due from nonconsolidated affiliates.

Cash used by investing activities was $2,941,000 in fiscal 1997 and $164,000 in fiscal 1996. Cash used for the purchase of property and equipment was $3,153,000 in fiscal 1997 and $1,149,000 in fiscal 1996.

Cash used by financing activities during fiscal 1997 was $527,000 compared with cash used of $14,751,000 during fiscal 1996. Net payments of long-term debt were $4,203,000 and $3,887,000 in fiscal 1997 and 1996, respectively. Net intercompany transactions with WMS Industries Inc. (prior to the spin-off) resulted in cash provided of $4,273,000 in fiscal 1997 compared to cash used of $6,275,000 in fiscal 1996. During fiscal 1996 Posadas de Puerto Rico Associates, Incorporated redeemed $3,400,000 of its preferred stock then owned by WMS Industries.

See consolidated statements of cash flows on page 22 for further details on cash flow items.

The three hotels and casinos and Williams Hospitality Group Inc. ("WHGI") provide for their off-season cash needs through their own cash and from individual short-term note arrangements. Annual capital expenditures are provided for each year as part of the annual budgeting process. Capital expenditures are approved taking into account available cash and available financing, if necessary.

The Condado Plaza has a $2,000,000 bank line of credit available on which $1,000,000 was borrowed at June 30, 1997. The El San Juan has a $1,000,000 bank line of credit available of which none was borrowed at June 30, 1997. El San Juan and El Conquistador long-term debt agreements provide that advances and other payments to the owners are to be based on defined levels of cash flow from the respective hotels and casinos which based on historical results limits and prohibits, respectively, such transactions. The long-term debt agreements and other agreements permit the payment to WHGI of certain management fees and intercompany charges from the three hotels and casinos. There are no agreements restricting WHGI from paying dividends or otherwise making advances and the Company expects to receive dividends from WHGI cash flow to provide for its operating expenses. Management believes that cash flow from the operations of Condado Plaza and El San Juan will be adequate to pay or refinance its long-term debt as it becomes due and provide for its normal planned capital additions for the next twelve months.

In September, 1997, the Company executed an asset purchase agreement to acquire an existing 127 room hotel and related land next to the Condado Plaza for $9,600,000, subject to certain terms and conditions. If the agreement is finalized, the Company intends to finance the purchase price through long term financing and the use of excess cash currently available.


                                     E13-2

El Conquistador will have $120,000,000 of indebtedness due on February 1, 1998, unless extended, which is secured by substantially all of the assets of the El Conquistador. El Conquistador has retained investment advisors to assist in structuring the refinancing of the El Conquistador debt. Based on operating history of the El Conquistador, the Company believes such refinancing will be achieved, but there can be no assurance thereof. If such financing is not renewed or replaced and as a consequence thereof the existing lenders foreclose on the El Conquistador, the Company would probably incur a loss on its investment in and receivables from the El Conquistador which would adversely affect the financial position of the Company. In addition, WHGI would, most likely, cease to receive management fees from the El Conquistador. See Note 4 to the consolidated financial statements of the Company included elsewhere herein.

FISCAL 1997 COMPARED WITH FISCAL 1996

Segment data discussed below is taken or derived from segment disclosure in Note 15 to the consolidated financial statements of the Company included elsewhere herein.

Consolidated   revenues  increased  by  $940,000  or  1.4%  in  fiscal  1997  to
$69,634,000 from $68,694,000 in fiscal 1996. Both WHGI and Condado Plaza revenues increased.

Operating income in the Condado Plaza segment was $6,348,000 in fiscal 1997 compared to $2,830,000 in fiscal 1996. The increase was primarily due to reductions in costs and expenses in all departments resulting from cost reduction efforts of management and reduced provision for doubtful accounts receivable.

Operating income in the WHGI segment increased due to increased management fees from the El San Juan and Condado Plaza because of their improved operations.

Consolidated operating income increased by 26% in fiscal 1997 to $17,087,000 from $13,558,000 in fiscal 1996 due primarily to cost reductions at the Condado Plaza and increased management fees primarily from the El San Juan.


The equity in loss of nonconsolidated affiliates was ($1,196,000) for fiscal 1997 compared with a loss of ($3,465,000) for fiscal 1996. The 50% equity in income of the El San Juan was $988,000 in fiscal 1997 compared with equity in loss of ($679,000) in fiscal 1996. The improved results at the El San Juan were due primarily to higher casino revenues resulting from a higher win percentage and lower costs and expenses resulting from cost reduction efforts by management and reduced provision for doubtful accounts receivable. The 23.3% equity in loss of the El Conquistador was ($2,184,000) in fiscal 1997 compared with ($2,786,000) in fiscal 1996.

The income tax provision results primarily from Puerto Rico and Federal income tax provisions for WHGI and Federal taxes or credit allocated from WMS Industries Inc. (prior to the spin-off) primarily on the equity in the income or loss of nonconsolidated affiliates. The income tax provision in fiscal 1997 was $3,397,000 compared with $1,645,000 in fiscal 1996. The increase is primarily due to higher Federal income taxes on WHGI income and a lower equity in loss on nonconsolidated affiliates.

Net income in fiscal 1997 was $7,317,000 compared with net income of $2,437,000 in fiscal 1996. The net income increased by approximately 300% due primarily to higher casino revenues at the El San Juan and cost reductions and reduced provision for doubtful accounts receivable at all the hotels and casinos in which the Company owns interests notwithstanding the higher income taxes.

FISCAL 1996 COMPARED TO FISCAL 1995

Consolidated revenues were $68,694,000 in fiscal 1996 representing a 3.1% decrease from fiscal 1995 consolidated revenues of $70,878,000. The decrease was due primarily to a reduction in net casino revenues (casino revenues minus casino promotional allowances) at Condado Plaza from $17,712,000 in fiscal 1995 to $15,452,000 in fiscal 1996. The decrease in Condado Plaza net casino revenues was due


                                     E13-3
primarily to a lower win percentage resulting in reduced revenues when casino promotional allowances remained constant.

Consolidated operating income increased by 78% in fiscal 1996 to $13,558,000 from $7,624,000 in fiscal 1995 due primarily to cost reductions and lower expenses at the Condado Plaza and increased management fee revenues at WHGI primarily from the El Conquistador.

Operating income of the Condado Plaza segment was $2,830,000 in fiscal 1996 compared with an operating loss of ($1,465,000) in fiscal 1995. This improvement in operating results was achieved by cost reductions initiated by management and reduced provision for doubtful accounts receivable and insurance expense and the incurrence in fiscal 1995 of approximately $450,000 of additional expenses related to emergency water costs associated with the drought experienced in Puerto Rico during that fiscal year.

Operating income of the WHGI segment increased to $10,837,000 or 18% in fiscal 1996 compared with $9,174,000 in fiscal 1995. In fiscal 1996 revenues from central services declined by $2,151,000, and management fee revenues increased by $1,739,000 in comparison to fiscal 1995. Operating income resulting from lower revenue from central services is negligible in comparison to increased operating income from incremental management fees.

Consolidated selling and administrative expenses decreased to $9,487,000 in fiscal 1996 from $12,301,000 in fiscal 1995 primarily at the Condado Plaza due to cost reductions initiated by management and reduced provision for doubtful accounts receivable and insurance expense.

The equity in the loss of nonconsolidated affiliates was ($3,465,000) in fiscal 1996 compared with ($7,003,000) in fiscal 1995, representing a 50.5% improvement in 1996 over 1995. The decrease in equity in loss was primarily due to lower costs and expenses at the El Conquistador resulting from cost reduction activities during the second full year of operation after opening in November 1993 and from increased revenues from hotel operations at the El San Juan with only minor increases in hotel operating expenses. The 50% equity in loss of the El San Juan was ($679,000) in fiscal 1996 compared with ($1,200,000) in fiscal 1995. The 23.3% equity in loss of the El Conquistador was ($2,786,000) in fiscal 1996 compared with ($5,803,000) in fiscal 1995.

The provision for income taxes in fiscal 1996 of $1,645,000 represents Federal and Puerto Rico income taxes on WHGI reduced by the tax benefit allocated from WMS Industries on the equity in loss of nonconsolidated affiliates. A net income tax credit of $234,000 occurred in fiscal 1995 because the allocated tax benefit from WMS Industries, due to the size of the equity in loss, exceeded the tax provision for WHGI.


Consolidated net income was $2,437,000 in fiscal 1996 compared with the net loss of ($4,364,000) in fiscal 1995. The improved results were attributable primarily to cost reductions at the Condado Plaza increasing operating income and decreased equity in loss of nonconsolidated affiliates partially offset by the change in the provision for income taxes, as described above.

INFLATION

During the past three years, the level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher room rates and other price increases will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's services in the market place.

SEASONALITY

The hotel and casino business in Puerto Rico is highly seasonal. From December through April the occupancies of the hotels are greater than other months and the average room rates are higher than other months resulting in higher revenues and net income primarily in the third quarter of the June 30 fiscal year. The first quarter of the June 30 fiscal year normally has a net loss.


                                     E13-4

Market for the Company's Common Stock
and Related Security-Holder Matters



The Company's Common Stock, $.01 par value, is traded on the New York Stock Exchange (ticker symbol WHG). The following table sets forth the high and low sales prices of the Common stock since it began to be publicly traded on April 21, 1997:

1997 Calendar Period                                                                  High         Low
Second quarter (April 21 to June 30)                                         $11 3/4      $ 8 3/8
Third quarter (July 1 to September 19)                                       $19 1/4      $11 1/4

No cash dividends were declared or paid during 1997. The Company has no plans to declare or pay any future cash dividends.

At September 19, 1997, there were approximately 2,000 holders of record of the Common Stock.



Report of Independent Auditors



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
WHG RESORTS & CASINOS INC.

We have audited the accompanying consolidated balance sheets of WHG Resorts & Casinos Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WHG Resorts & Casinos Inc. as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young LLP

San Juan, Puerto Rico

August 7, 1997
except for Note 18, as to which
the date is September 17, 1997.

                                     E13-5

WHG Resorts & Casinos Inc.
Consolidated Balance Sheets


                                                                                         June 30,
                                                                                 ----------------------
                                                                                     1997        1996
                                                                                 ----------------------
                                                                                 (Thousands of dollars)
ASSETS
Current assets:
 Cash and cash equivalents                                                         $ 17,886    $  6,616
 Receivables, net of allowances of $649 in 1997 and $475 in 1996                      3,477       2,534
 Receivables from nonconsolidated affiliates                                          1,105         608
 Inventories                                                                            590         651
 Other current assets                                                                   791         689
                                                                                   --------------------
  Total current assets                                                               23,847      11,098
Investments in, receivables and advances to nonconsolidated affiliates               30,603      27,126
Property and equipment, net                                                          43,861      44,919
Land held as investment                                                               5,095       5,095
Excess of purchase cost over amount assigned to net assets acquired,
 net of accumulated amortization of $3,739 in 1997 and $3,340 in 1996                 8,710       9,109
Other assets                                                                          5,355       7,387
                                                                                   --------------------
                                                                                   $117,473    $104,734
                                                                                   ====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                                  $  3,760    $  3,297
 Accrued compensation and related benefits                                            2,855       2,128
 Other accrued liabilities                                                            3,723       2,721
 Dividend payable on preferred stock of Condado Plaza                                    --          94
 Notes payable                                                                        1,000       2,000
 Current maturities of long-term debt                                                 3,681       3,299
                                                                                   --------------------
  Total current liabilities                                                          15,019      13,539
Long-term debt, less current maturities                                              19,868      23,555
Deferred income taxes                                                                 2,638       2,291
Other noncurrent liabilities                                                          4,532       4,542
Payable to WMS Industries Inc.                                                          102         397
Minority interests                                                                   19,990      18,810
Preferred stock of Condado Plaza held by WMS Industries Inc.                             --       4,100
Stockholders' equity:
 Preferred stock, 2,000,000 shares authorized                                            --          --
 Common stock, class A, $.01 par value, non-voting, 3,000,000 shares authorized          --          --
 Common stock, no par value, 12,000,000 shares, $.01 par value, authorized,
 6,050,200 shares outstanding in 1997 and 1,000 shares authorized and 100 shares
 outstanding in 1996                                                                     61           1
 Additional paid-in capital                                                          14,296       3,849
 Retained earnings                                                                   40,967      33,650
                                                                                   --------------------
  Total stockholders' equity                                                         55,324      37,500
                                                                                   --------------------
                                                                                   $117,473    $104,734
                                                                                   ====================

See Notes to Consolidated Financial Statements.


                                     E13-6

WHG Resorts & Casinos Inc.
Consolidated Statements of Operations


                                                                                          Years Ended June 30,
                                                                            -------------------------------------------
                                                                                  1997            1996            1995
                                                                            -------------------------------------------
                                                                                         (Thousands of dollars)
Revenues:
 WHGI management fees from
  nonconsolidated affiliates                                                $    13,937     $    13,372     $    13,348
 Condado Plaza hotel/casino:
  Casino                                                                         23,720          22,438          24,584
  Casino promotional allowances                                                  (7,721)         (6,986)         (6,872)
  Rooms                                                                          25,629          25,477          25,210
  Food and beverages                                                             11,034          11,478          11,412
  Other                                                                           3,035           2,915           3,196
                                                                            -------------------------------------------
                                                                                 55,697          55,322          57,530
                                                                            -------------------------------------------
    Total revenues                                                               69,634          68,694          70,878
Costs and expenses:
 WHGI operating expenses (excl. depreciation)                                     3,910           3,882           5,175
 Condado Plaza operating expenses (excl. depreciation):
  Casino                                                                         11,334          12,375          13,737
  Rooms                                                                           7,639           8,593           9,081
  Food and beverages                                                              9,076          10,088          10,503
  Other                                                                           4,968           5,281           6,463
                                                                            -------------------------------------------
                                                                                 33,017          36,337          39,784
Selling and administrative                                                        9,913           9,487          12,301
Depreciation and amortization                                                     5,707           5,430           5,994
                                                                            -------------------------------------------
    Total costs and expenses                                                     52,547          55,136          63,254
                                                                            -------------------------------------------
Operating income                                                                 17,087          13,558           7,624
Interest income, primarily from nonconsolidated affiliates,
 and other income                                                                 2,334           1,830           2,548
Interest expense                                                                 (3,265)         (3,689)         (4,300)
Equity in loss of nonconsolidated affiliates                                     (1,196)         (3,465)         (7,003)
                                                                            -------------------------------------------
Income (loss) before tax credit (provision) and minority interests               14,960           8,234          (1,131)
Credit (provision) for income taxes                                              (3,397)         (1,645)            234
Minority interests in income                                                     (4,000)         (3,636)         (2,910)
Dividend on preferred stock of Condado Plaza                                       (246)           (516)           (557)
                                                                            -------------------------------------------
    Net income (loss)                                                       $     7,317     $     2,437     $    (4,364)
                                                                            ===========================================
Primary earnings (loss) per share                                           $      1.20     $       .40     $      (.72)
                                                                            ===========================================
Shares used in primary earnings per share calculation                         6,086,443       6,050,200       6,050,200
                                                                            ===========================================
Fully diluted earnings (loss) per share                                     $      1.17     $       .40     $      (.72)
                                                                            ===========================================
Shares used in fully diluted earnings per share calculation                   6,247,241       6,050,200       6,050,200
                                                                            ===========================================
Pro forma information reflecting income taxes on a separate return basis
 (unaudited):
  Income (loss) before tax provision and minority interests                 $    14,960     $     8,234     $    (1,131)
  Provision for income taxes                                                     (3,478)         (2,545)         (1,902)
  Minority interests in income                                                   (4,000)         (3,636)         (2,910)
  Dividend on preferred stock of Condado Plaza                                     (246)           (516)           (557)
                                                                            -------------------------------------------
    Net income (loss)                                                       $     7,236     $     1,537     $    (6,500)
                                                                            ===========================================

See Notes to Consolidated Financial Statements.


                                     E13-7

WHG Resorts & Casinos Inc.
Consolidated Statements of Cash Flows


                                                                     Years Ended June 30,
                                                             ----------------------------------
                                                                1997         1996         1995
                                                             ----------------------------------
                                                                    (Thousands of dollars)
Operating activities:
  Net income (loss)                                          $  7,317     $  2,437     $ (4,364)
    Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
        Depreciation and amortization                           5,707        5,430        5,994
        Provision for loss on receivables                         366        1,457        1,842
        Undistributed loss of nonconsolidated affiliates        1,196        3,465        7,003
        Deferred income taxes                                     347        3,239       (1,626)
        Minority interests                                      4,000        3,636        2,910
        Increase (decrease) resulting from changes in
          operating assets and liabilities:
            Receivables                                        (1,309)         342         (541)
            Other current assets                                   54          459          471
            Accounts payable and accruals                       2,192          (12)      (1,152)
            Net amounts due from nonconsolidated affiliates    (5,170)      (1,931)      (5,906)
            Other assets and liabilities not reflected
              elsewhere                                           (10)        (618)         218
                                                             -----------------------------------
  Net cash provided by operating activities                    14,690       17,904        4,849
Investing activities:
  Purchase of property and equipment                           (3,153)      (1,149)      (2,066)
  Purchase of additional shares of subsidiaries                (1,500)          --       (3,925)
  Investments in and advances to nonconsolidated affiliates        --           --       (1,360)
  Collections from nonconsolidated affiliates                      --          985        2,010
  Other investing                                               1,760           --           --
                                                             -----------------------------------
  Net cash used in investing activities                        (2,893)        (164)      (5,341)
Financing activities:
  Payment of long-term debt and notes payable                  (8,703)      (3,887)      (4,568)
  Proceeds from short-term note                                 4,500
  Capital contribution from WMS Industries Inc.                 1,643
  Net intercompany transactions with WMS Industries Inc.        4,273       (6,275)       3,125
  Purchase of preferred stock of Condado Plaza
    by WMS Industries Inc.                                         --           --        2,500
  Redemption of preferred stock of Condado Plaza
    from WMS Industries Inc.                                       --       (3,400)          --
  Dividends paid to minority shareholders of subsidiary        (2,240)      (1,189)        (783)
  Net cash (used) provided by financing activities           ------------------------------------
                                                                 (527)     (14,751)         274
Increase (decrease) in cash and cash equivalents             ------------------------------------
                                                               11,270        2,989         (218)
Cash and cash equivalents at beginning of year                  6,616        3,627        3,845
Cash and cash equivalents at end of year                     ------------------------------------
                                                             $ 17,886     $  6,616     $  3,627
                                                             ------------------------------------

See Notes to Consolidated Financial Statements.


                                     E13-8

WHG Resorts & Casinos Inc.
Consolidated Statements of Stockholders' Equity


                                                            Additional                         Total
                                                  Common       Paid-in     Retained    Stockholders'
                                                   Stock       Capital     Earnings           Equity
                                                ----------------------------------------------------
                                                               (Thousands of dollars)
Balance as of June 30, 1994                     $      1      $  3,849     $ 35,577         $ 39,427
Net loss                                              --            --       (4,364)          (4,364)
Balance as of June 30, 1995                     --------      --------     --------         --------
                                                       1         3,849       31,213           35,063
Net income                                            --            --        2,437            2,437
Balance as of June 30, 1996                     --------      --------     --------         --------
                                                       1         3,849       33,650           37,500
Net income                                            --            --        7,317            7,317
Capital contributions by WMS Industries Inc.          --        10,507           --           10,507
6,050.2 for 1 stock split                             60           (60)          --               --
                                                --------      --------     --------         --------
                                                $     61      $ 14,296     $ 40,967         $ 55,324
                                                --------      --------     --------         --------

See Notes to Consolidated Financial Statements.


                                     E13-9

WHG Resorts & Casinos Inc.
Notes to Consolidated Financial Statements



NOTE 1: BASIS OF PRESENTATION AND COMPANY OPERATIONS

BASIS OF PRESENTATION

WHG Resorts & Casinos Inc. ("WHG") was formerly known as WMS Hotel Corporation. Prior to the April 21, 1997 spin-off, WHG was a wholly owned subsidiary of Williams Hotel Corporation ("WHC"). WHC was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). WMS merged WHC, just prior to the April 21, 1997 spin-off, into WHG at which time the predecessor financial statements of WHC appearing herein became the financial statements of WHG.

The consolidated financial statements of WHG reflect results of operations, cash flows, financial position and changes in stockholders' equity and have been prepared using the historical basis in the assets and liabilities and historical results of operations of WHG and subsidiaries and affiliates.

The pro forma information reflecting income taxes on a separate return basis (unaudited), included with the consolidated statements of operations, reflects the provision for income taxes without the tax benefits allocated to WHG from WMS for utilization of partnership losses in the WMS consolidated Federal income tax return, see Note 6 -- Income Taxes. WHG during the periods presented did not have income subject to Federal income tax that could have been included in its consolidated Federal income tax return or in the separate tax returns of certain of its subsidiaries along with the partnership losses to be able to realize the tax benefits.

COMPANY OPERATIONS

WHG through its subsidiaries and affiliates owns, operates and manages two of the leading hotels and casinos located in San Juan, Puerto Rico, and through a second affiliate, the El Conquistador Resort & Country Club, a destination resort complex in Las Croabas, Puerto Rico. WHG's holdings include: a 100% interest in Posadas de Puerto Rico Associates, Incorporated, the owner of the Condado Plaza Hotel & Casino ("Condado Plaza"); a 50% interest in Posadas de San Juan Associates, a partnership which owns the El San Juan Hotel & Casino ("El San Juan"); a 23.3% indirect interest in El Conquistador Partnership L.P. which owns the El Conquistador Resort & Country Club; and a 62% interest in Williams Hospitality Group Inc. ("WHGI"), the management company for the above properties.

WHG was a wholly owned subsidiary of WMS prior to April 21, 1997. On April 21, 1997 WMS distributed 100% of the outstanding voting common stock of WHG to WMS's stockholders, thereby creating a new independent public corporation.


                                     E13-10

NOTE 2: PRINCIPAL ACCOUNTING POLICIES

CONSOLIDATION POLICY

The consolidated financial statements include the accounts of WHG and its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in companies that are 20% to 50% owned are accounted for by the equity method. WHG records its equity in the results of operations of El Conquistador Partnership L.P., based on that partnership's fiscal year end of March 31.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

INVENTORIES

Inventories, which consist mainly of food, beverages and supplies, are valued at the lower of cost (determined by the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

EXCESS OF PURCHASE COST OVER AMOUNT ASSIGNED TO NET ASSETS ACQUIRED (GOODWILL)

Goodwill arising from acquisitions is being amortized by the straight-line method over 20 to 40 years.

CASINO REVENUES

Casino revenues are the net win from gaming activities, which is the difference between gaming wins and losses.

CASINO PROMOTIONAL ALLOWANCES

Casino promotional allowances represent the retail value of complimentary food, beverages and hotel services furnished to patrons, commissions and transportation costs.


                                     E13-11

ADVERTISING EXPENSE

The cost of advertising is charged to earnings as incurred and for fiscal 1997, 1996 and 1995 was $809,000, $988,000 and $1,103,000, respectively.

NOTE 3: ACQUISITIONS

In July 1994, the Company acquired 5% of Williams Hospitality increasing its interest from 57% to 62%. In July 1994, the Company acquired 2.5% of Posadas de Puerto Rico Associates, Incorporated increasing its interest from 92.5% to 95%. In April 1997, the Company acquired the remaining 5% of Posadas de Puerto Rico Associates, Incorporated increasing its interest from 95% to 100%.

NOTE 4: INVESTMENTS IN NONCONSOLIDATED AFFILIATES

Investments in nonconsolidated affiliates consist of a 50% interest in Posadas de San Juan Associates, a partnership ("PSJA") and a 23.3% indirect interest in El Conquistador Partnership L.P. ("El Conquistador") through a 46.5% interest in WKA El Con Associates, a partnership ("WKA El Con").

Current receivables from nonconsolidated affiliates at June 30 were:

                    1997      1996
                    (In thousands)
PSJA               $  252    $   61
WKA El Con             85        64
El Conquistador       768       483
                   ------    ------
                   $1,105    $  608
                   ======    ======

Investments in and noncurrent receivables and advances to nonconsolidated affiliates at June 30 were:

                                1997         1996
                                 (In thousands)
Investments:
  PSJA                         $ (6,690)    $ (7,678)
  WKA El Con                     (2,813)        (612)
Receivables and advances:
  PSJA                           25,541       23,148
  WKA El Con                      5,062        4,556
  El Conquistador                 9,503        7,712
                               --------     --------
                               $ 30,603     $ 27,126
                               ========     ========


                                     E13-12

PSJA operates as a partnership, therefore, 50% of its accumulated deficit is recorded as an investment. Summarized financial data for PSJA's financial position at June 30, 1997 and 1996 and PSJA's results of operations for fiscal 1997, 1996 and 1995 were:

                                                      June 30,     June 30,     June 30,
                                                          1997         1996         1995
                                                                (In thousands)
Current assets                                        $  8,133     $  6,558
Noncurrent assets                                       35,804       35,198
Total assets                                          $ 43,937     $ 41,756
Payable to affiliates                                 $    237     $     61
Other current liabilities                               10,659       10,101
Total current liabilities                               10,896       10,162
Noncurrent payable to affiliates                        25,591       23,148
Other noncurrent liabilities                            20,831       23,803
Total noncurrent liabilities                            46,422       46,951
Partners' capital deficiency                           (13,381)     (15,357)
Total liabilities and partners' capital deficiency      43,937     $ 41,756
Revenues                                              $ 51,732     $ 50,124     $ 51,797
Management fees and interest payable to WHGI             5,325        4,738        4,691
Other costs and expenses                                44,431       46,746     $ 49,507
Net income (loss)                                     $  1,976     $ (1,360)    $ (2,401)

The Company has a 46.5% interest in WKA El Con which has a 50% interest in El Conquistador. Summarized financial data for WKA El Con's financial position at June 30, 1997 and 1996 and WKA El Con's results of operations for fiscal 1997, 1996 and 1995 were:


                                                          June 30,     June 30,     June 30,
                                                              1997         1996         1995
                                                                    (In thousands)
Loans receivable from El Conquistador                     $ 18,343     $ 16,116
Investment in El Conquistador, net                         (12,464)      (7,763)
Other assets, net                                            2,384        3,566
Total assets                                              $  8,263     $ 11,919
Current payable to WHGI                                   $     85     $     64
Long-term note payable including interest                    5,527        5,197
Long-term notes payable to partners including interest      10,475        9,791
Partners' (capital deficiency)                              (7,824)    $ (3,133)
Total liabilities and partners' capital deficiency        $  8,263     $ 11,919
Net operating income (loss)                               $     10     $   (178)    $   (356)
Equity in net loss of El Conquistador for fiscal year       (4,701)    $ (6,120)     (13,739)
  ended March 31
Equity in income of Las Casitas                                 --          313        1,627
Net (loss)                                                $ (4,691)    $ (5,985)    $(12,468)


                                     E13-13

The WKA El Con's long-term note payable is collateralized by a pledge of a second mortgage on land owned by the Company that cost $3,761,000 and a WMS guarantee of $1,000,000 as to which WHG will indemnify WMS in the event of any payments made on the guarantee. The other partners of WKA El Con have pledged cash and a portion of their interest in WHGI stock, in proportion to their interests in WKA El Con, to WHG to be used in the event the guarantee is drawn on.

El Conquistador is a destination resort and casino which began operations in November 1993. Summarized financial data for El Conquistador's financial position at March 31, 1997 and 1996 (the partnership's fiscal year end) and El Conquistador's results of operations for fiscal years ended March 31, 1997, 1996 and 1995 were:

                                                     March 31,     March 31,     March 31,
                                                          1997          1996          1995
                                                                 (In thousands)
Current assets                                       $  13,618     $  11,823
Land, building and equipment, net                      185,552       190,463
Deferred debt issuance and pre-opening costs, net        5,841         8,587
Other assets                                               419           818
Total assets                                         $ 205,430     $ 211,691
Current liabilities                                  $  22,829     $  23,281
Debt due February 1, 1998                              120,000            --
Long-term debt                                          26,660       149,324
Long-term due to partners and affiliates                48,869        42,611
Partners' (capital deficiency)                         (12,928)       (3,525)
Total liabilities and capital deficiency             $ 205,430     $ 211,691
Revenues                                             $  92,958     $  89,214     $  84,743
Management fees and interest payable to WHGI             6,282         5,820         3,874
Interest payable to partners                             2,498         2,598         1,898
Other costs and expenses                                84,434        82,538        95,324
Depreciation and amortization                            9,147        10,499        11,124
Net (loss)                                           $  (9,403)    $ (12,241)    $ (27,477)

At March 31, 1997 WHGI has provided guarantees amounting to $2,170,000 in connection with leasing and other financing transactions of El Conquistador.

Debt of the El Conquistador of $120,000,000 is collateralized by a letter of credit which terminates on March 9, 1998. Under the terms of the loan agreement, such debt is required to be repaid on February 1, 1998 in the event the letter of credit is not renewed or replaced prior to November 9, 1997. El Conquistador has engaged investment advisors to investigate obtaining an alternative letter of credit or financing arrangement. If such an alternative is not found, the Company's investment in, receivables from, advances to and potential payments on guarantees for El Conquistador totaling $18,463,000 at June 30, 1997 may not be recoverable. In the event this amount is not recovered the 38% minority interest in WHGI would absorb approximately $5,900,000 of the charge. WHGI would also incur a loss of future management fees from El Conquistador. For the years ended June 30, 1997, 1996 and 1995, the Company accrued approximately $5,650,000, $5,395,000 and $3,704,000, respectively, in management fee revenue from El Conquistador. The Company also recorded equity in losses of El Conquistador of $2,188,000, $2,786,000 and $5,803,000 in the years ending June 30, 1997, 1996 and 1995, respectively.


                                     E13-14

Consolidated retained earnings of the Company at June 30, 1997 is reduced by $23,262,000 for the Company's ownership percentage in the accumulated deficit of PSJA and WKA El Con which are accounted for under the equity method.

Interest earned by the Company from all the nonconsolidated affiliates for the years ended June 30, 1997, 1996 and 1995 was $1,823,000, $1,650,000 and
$1,373,000, respectively.

NOTE 5: PROPERTY AND EQUIPMENT

At June 30 net property and equipment were:

                                         1997         1996
                                         (In thousands)
Land                                 $  7,535     $  7,535
Buildings and improvements             47,865       45,294
Furniture, fixtures and equipment      31,975       30,473
                                     --------     --------
                                       87,375       83,302
Less accumulated depreciation         (43,514)     (38,383)
                                     --------     --------
Net property and equipment           $ 43,861     $ 44,919
                                     ========     ========

NOTE 6: INCOME TAXES

The Company's two operating subsidiaries and two nonconsolidated affiliates operate under the provisions of the Puerto Rico Tourism Incentives Act of 1993 which provides a ten-year incentive grant which may be extended for ten years. Major benefits include a 90% exemption from income taxes on income deemed to be derived from tourism operations. The grant also provides a 90% exemption from municipal real and personal property taxes. Income deemed to be derived from casino operations are not covered by the grant.

The two operating subsidiaries, the Condado Plaza and WHGI elect to file income tax returns under Section 936 of the United States Internal Revenue Code which provides for total or, after 1994, partial exemption from Federal income taxes on income from sources within Puerto Rico if certain conditions are met. The portion of taxes that can be exempt under Section 936 is determined by the calculation of certain limits prescribed by Section 936. These limits are either based on certain costs and expenses ("economic activity method") or a fixed percentage as prescribed in Section 936 ("percentage limitation method"). Corporations that operate under Section 936 cannot be members of a consolidated Federal income tax return. The tax exemption under Section 936 generally decreases each year until the benefits terminate in 2005.

The Condado Plaza elected the economic activity method which results in a 100% exemption from Federal income taxes. WHGI elected the percentage limitation method which resulted in a Federal tax provision of $2,793,000 in fiscal 1997, $1,741,000 in fiscal 1996 and $1,149,000 in fiscal 1995.

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes in the consolidated Federal income tax return of WMS and allocated to the Company through April 22, 1997.


                                     E13-15

Significant components of the Company's deferred tax assets and liabilities at June 30 were:

                                               1997        1996
                                              (In thousands)
Deferred tax liabilities resulting from:
Tax over book deductions of WKA El Con      $ 1,033     $   686
Tax over book deductions of PSJA              1,605       1,605
                                            -------     -------
Deferred tax liability                      $(2,638)    $(2,291)
                                            =======     =======

The Company's provision for income taxes was calculated on a historical basis. WHG and certain of its subsidiaries were members of the WMS consolidated Federal income tax return since their inception until April 21, 1997, the effective date of the spin off. Accordingly, losses for Federal income tax purposes which were primarily generated by the Company's equity in loss of nonconsolidated affiliates in the form of partnership losses were utilized by WMS in its consolidated tax return and resulted in tax benefits. The Company received the tax benefits of $428,000, $4,139,000 and $510,000 for usage of such losses during the years ended June 30, 1997, 1996 and 1995, respectively.

Significant components of the (provision) credit for income taxes for the years ended June 30, 1997, 1996 and 1995 were:


                                                                    1997        1996        1995
                                                                          (In thousands)
Current:
  Federal:
    Certain Puerto Rico corporate income subject to federal tax   $(2,793)    $(1,741)    $(1,149)
    U.S. subsidiaries -- primarily partnership losses of
      nonconsolidated affiliates                                      428       4,139         510
                                                                  -------     -------     -------
  Total federal                                                    (2,365)      2,398        (639)
  Puerto Rico                                                        (685)       (804)       (753)
                                                                  -------     -------     -------
    Total current (provision) credit                                3,050       1,594      (1,392)
Deferred -- federal, primarily from book to tax differences
on partnership losses                                                (347)     (3,239)      1,626
                                                                  -------     -------     -------
(provision) Credit for income taxes                               $(3,397)    $(1,645)    $   234
                                                                  =======     =======     =======


For financial reporting purposes, income (loss) before income tax credit (provision) and minority interests is comprised of the following components for the years ended June 30:

                                                             1997         1996         1995
                                                                   (In thousands)
Income (loss) before income tax credit (provision)
  and minority interests:
  Puerto Rico corporate income                           $ 16,908     $ 11,487     $  5,652
  U.S. subsidiaries-- primarily partnership losses of
    nonconsolidated affiliates                             (1,948)      (3,253)      (6,783)
                                                         --------     --------     --------
                                                         $ 14,960     $  8,234     $ (1,131)
                                                         ========     ========     ========


                                     E13-16

The provision (credit) for income taxes differs from the amount computed using the statutory federal income tax rate as follows for the years ended June 30:

                                                             1997        1996        1995
                                                                   (In thousands)
Statutory federal income tax at 35%                       $ 5,236     $ 2,882     $  (395)
Puerto Rico corporate loss resulting in no tax benefit         --         199       1,525
Puerto Rico corporate income taxed at lower rates          (2,180)     (1,671)     (1,602)
Other, net                                                    341         235         238
                                                          -------     -------     -------
                                                          $ 3,397     $ 1,645     $  (234)
                                                          =======     =======     =======

Undistributed earnings of the Puerto Rico subsidiaries that operate as Section 936 corporations under Federal income tax regulations were approximately $41,800,000 at June 30, 1997. Those earnings are considered indefinitely reinvested and, accordingly, no provision for income or toll gate taxes has been provided thereon. Upon distribution of those earnings in the form of dividends, the Company would be subject to U.S. income tax of approximately $2,300,000 and toll gate withholding taxes of approximately $750,000.

WHG and WMS have entered into a tax sharing agreement that provides for the rights and obligations of each company regarding deficiencies and refunds, if any, relating to Federal and Puerto Rico income taxes for tax years up to and including fiscal 1997.

During fiscal 1997, 1996 and 1995 income taxes paid to taxing authorities were $2,728,000, $2,289,000 and $1,549,000, respectively.

NOTE 7: NOTES PAYABLE AND LONG-TERM DEBT

The Condado Plaza has a $2,000,000 bank line of credit which is payable on demand with interest at the prime rate plus 1 percentage point, 9.5% and 9.25% at June 30, 1997 and 1996, respectively. Borrowings under the line was $1,000,000 on June 30, 1997 and $2,000,000 on June 30, 1996. The line of credit is collateralized by a mortgage on the Condado Plaza property and accounts receivable.

Long-term debt at June 30 was:

                                                                        1997         1996
                                                                        (In thousands)
Condado Plaza mortgage note, due in increasing semi-annual amounts
  through 1999, 12%                                                   $ 21,900     $ 24,150
Other                                                                    1,649        2,704
                                                                      --------     --------
                                                                        23,549       26,854
Less current maturities                                                 (3,681)      (3,299)
                                                                      --------     --------
                                                                      $ 19,868     $ 23,555
                                                                      ========     ========

Scheduled payments by fiscal year on long-term debt are as follows: $3,681,000 in 1998 and $19,868,000 in 1999.

The amount of interest paid during fiscal 1997, 1996 and 1995 was $3,255,000, $3,679,000 and $4,306,000, respectively.


                                     E13-17

NOTE 8: AUTHORIZED SHARES

At June 30, 1997 the authorized common stock of WHG consists of 12,000,000 shares of $.01 par value of which 6,050,200 shares were issued and outstanding. The Company's capital structure at June 30, 1997 also consists of 3,000,000 shares of Class A non-voting common stock of which none are outstanding. The Company also has 2,000,000 shares of authorized preferred stock, none were issued at June 30, 1997. The preferred stock will be issuable in series, and the relative rights and preferences and the number of shares in each series are established by the Board of Directors. At June 30, 1997, 300,000 shares of the Preferred Stock were designated as Series B Preferred Stock and reserved for issuance. See Note 16. At June 30, 1996 the capital structure consisted of 1,000 shares of no par value common stock of which 100 were issued and outstanding.

NOTE 9: STOCK OPTION PLAN

The Company's stock option plan allows for the grant of both incentive stock options and nonqualified options on shares of voting common stock through the year 2007. The stock option plan allows for the grant of options on 900,000 shares of common stock to officers, directors, employees and under certain conditions to consultants and advisers to the Company and its subsidiaries. The stock option committee has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant in the case of incentive stock options and 85% of the fair market value of the stock on the date of grant in the case of non-qualified stock options.

The Company accounts for stock options for purposes of determining net income in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS No. 123 regarding stock option plans permits the use of APB No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.

If the Company had adopted the expensing provisions of SFAs No. 125 the Company's pro forma net income for fiscal 1997 would have been $5,876,000. Pro forma primary and fully diluted earnings per share for fiscal 1997 would have been $0.97 and $0.96, respectively. There is no effect on reported amounts for fiscal 1996, since the options were not granted until fiscal 1997.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants, all of which were in 1997: dividend yield 0%; expected volatility 32%; risk free interest rates of 6.2%; and expected lives of four years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

During fiscal 1997, there were 898,000 options granted, all of which were outstanding on June 30, 1997 and have a weighted average exercise price of $8.49, a weighted average fair market value of $2.94, a weighted average contractual life of 9.8 years and exercise prices that range from $8.38 to $11.00. At June 30, 1997, 472,000 options are exercisable with a weighted average exercise price of $8.38.


                                     E13-18

NOTE 10: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents and accounts receivable. By policy, the Company places its cash equivalents only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1997, accounts receivable are from hotel and casino guests and travel agents located throughout North America and Latin America and because of the number and geographic distribution, concentration is limited.

The estimated fair value of financial instruments at June 30, 1997 has been determined by the Company, using available market information and valuation methodologies considered to be appropriate. The amounts reported for cash equivalents and current notes payable are considered to be a reasonable estimate of their fair value.

At June 30, 1997, the $21,900,000 Condado Plaza 12% mortgage note payable is estimated to have a fair value of $22,781,000 using discounted cash flow analysis based on an estimated interest rate of 8.25%. The mortgage note is subject to a substantial prepayment penalty based on interest rate differentials plus a fixed percentage.

NOTE 11: LEASE COMMITMENTS

Operating leases relate principally to hotel facilities and equipment. A portion of the Condado Plaza hotel facilities are leased from a partnership owned by a former minority shareholder of the Condado Plaza. The former minority shareholder lease extends through 2008 at an annual rent of $684,000 through September 30, 1998 with periodic escalations thereafter to an annual rent of $827,000 in 2004. Rent expense for fiscal 1997, 1996 and 1995 was $760,000,
$1,027,000 and $1,077,000, respectively (including $684,000, paid in each fiscal 1997, 1996 and 1995, under the former minority shareholder lease at the Condado Plaza). Total net future lease commitments for minimum rentals at June 30, 1998, 1999, 2000, 2001, 2002 and thereafter are $718,000, $769,000, $786,000,
$786,000, $786,000 and $1,490,000, respectively.

NOTE 12: TRANSACTIONS WITH WMS

The Company's two operating subsidiaries and two nonconsolidated affiliates have each provided for its off-season cash needs through its own operating cash and from individual short-term note arrangements. Plant and equipment additions at each property have also generally been provided by its own cash from


                                     E13-19
operations or third party financing. Cash advances from WMS, for the periods reported, have been used for investment purposes. A summary of advances and repayments between WMS and the Company prior to the April 21, 1997 spin-off for the years ended June 30, 1997, 1996 and 1995 were:

                                                                 1997        1996        1995
                                                                       (In thousands)
Advances from (repayments to) WMS by use or source:
  Purchase of additional shares in subsidiaries                    --          --       3,738
  Investment in and advances to (repayments from) WKA El Con       --        (546)        157
  Cash primarily generated from Williams Hospitality
    dividends                                                      --      (1,590)       (260)
  Cash received from WMS for cumulative tax benefits            4,357          --          --
  Other, net                                                      409          --          --
  Income tax benefits from partnership losses utilized by
    WMS -- see Note 6                                            (493)     (4,139)       (510)
                                                              -------     -------     -------
                                                              $ 4,273     $(6,275)    $ 3,125
                                                              =======     =======     =======

During fiscal 1995 the Condado Plaza sold to WMS 50 shares of 8% non-voting preferred stock with a liquidation preference of $50,000 per share for $2,500,000 bringing the total of such preferred stock held by WMS to 150 shares and $7,500,000 at June 30, 1995. During fiscal 1996 the Condado Plaza redeemed 68 of those preferred shares at $50,000 per share for $3,400,000. During fiscal 1997 the remaining 82 preferred shares were contributed to the capital of WHG. In April 1997, the Condado Plaza redeemed 41 of those preferred shares at $50,000 per share for $2,050,000. Subsequent to June 30, 1997 (July and August
1997), an additional 24 shares were redeemed at $50,000 per share for $1,200,000.

During fiscal 1997 WMS contributed the following to the capital of WHG (in thousands):
Net, intercompany payable to WMS                                                          $ 4,764
Cash contribution                                                                           1,643
82 preferred shares of PPRA, liquidation preference of $50,000                              4,100
                                                                                          -------
Total contribution                                                                        $10,507
                                                                                          =======

NOTE 13: PENSION PLAN

Certain subsidiaries are required to make contributions on behalf of unionized employees to defray part of the costs of the multi-employer pension plans established by their respective labor unions. Such contributions are computed using a fixed charge per employee. Contributions to the plans for fiscal 1997, 1996 and 1995 were $377,000, $340,000 and $352,000, respectively.


                                     E13-20

NOTE 14: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1997 and 1996 are as follows, in thousands except per share amounts:


                                                       September 30,    December 31,       March 31,        June 30,
                                                                1996            1996            1997            1997
Fiscal 1997 Quarters:
Revenues                                                 $    12,879     $    17,175     $    21,592     $    17,988
                                                         ===========     ===========     ===========     ===========
  Operating income                                       $       790     $     4,312     $     8,115     $     3,870
  Interest expense, net                                         (301)           (282)           (263)            (85)
  Equity in income (loss) of nonconsolidated affiliates       (1,289)         (1,739)            633           1,199
  Credit (provision) for income taxes                             89            (313)         (2,078)         (1,095)
  Minority interests                                            (421)           (841)         (1,670)         (1,068)
  Dividend on preferred stock of subsidiary                      (82)            (82)            (82)             --
                                                         -----------     -----------     -----------     -----------
  Net income (loss)                                      $    (1,214)    $     1,055     $     4,655     $     2,821
                                                         ===========     ===========     ===========     ===========
  Primary earnings per share                             $      (.20)    $      (.17)    $       .77     $       .46
                                                         ===========     ===========     ===========     ===========
  Shares used in calculation                               6,050,200       6,050,200       6,050,200       6,195,774
                                                         ===========     ===========     ===========     ===========
  Fully diluted earnings per share                       $      (.20)    $      (.17)    $       .77     $       .45
                                                         ===========     ===========     ===========     ===========
  Shares used in calculation                               6,050,200       6,050,200       6,050,200       6,247,241
                                                         ===========     ===========     ===========     ===========
  Pro forma net income (loss) reflecting income taxes
    on a separate return basis                           $    (1,675)    $       435     $     5,121     $     3,355
                                                         ===========     ===========     ===========     ===========


                                                       September 30,    December 31,       March 31,        June 30,
                                                                1995            1995            1996            1996
Fiscal 1996 Quarters:
  Revenues                                               $    13,404     $    17,452     $    21,450     $    16,388
                                                         ===========     ===========     ===========     ===========
  Operating income (loss)                                $      (226)    $     4,069     $     7,248     $     2,467
  Interest expense, net                                         (560)           (493)           (395)           (411)
  Equity in income (loss) of nonconsolidated affiliates       (2,087)         (1,510)           (318)            450
  Credit (provision) for income taxes                            448            (153)         (1,005)           (935)
  Minority interests                                            (298)           (896)         (1,585)           (857)
  Dividend on preferred stock of subsidiary                     (150)           (146)           (126)            (94)
                                                         -----------     -----------     -----------     -----------
  Net income (loss)                                      $    (2,873)    $       871     $     3,819     $       620
                                                         ===========     ===========     ===========     ===========
  Earnings per share                                     $      (.47)    $       .14     $       .63     $       .10
                                                         ===========     ===========     ===========     ===========
  Shares used                                              6,050,200       6,050,200       6,050,200       6,050,200
                                                         ===========     ===========     ===========     ===========
  Pro forma net income (loss) reflecting
    income taxes on a separate return basis              $    (3,623)    $       361     $     3,713     $     1,086
                                                         ===========     ===========     ===========     ===========

For pro forma net income (loss), see Note 1 -- Basis of Presentation.


                                     E13-21

NOTE 15: SEGMENT INFORMATION

The Company's operations are conducted through two industry segments: the operation of the Condado Plaza and the management of hotels/casinos. Industry segment information for the fiscal years ended June 30 follows:

                                                     1997          1996          1995
                                                             (in thousands)
Revenues
  Condado Plaza                                 $  55,697     $  55,322     $  57,530
  WHGI                                             18,227        16,939        17,350
  Intersegment revenues elimination -- WHGI
   fees charged to Condado Plaza                   (4,290)       (3,567)       (4,002)
                                                ---------     ---------     ---------
    Total revenues                              $  69,634     $  68,694     $  70,878
                                                =========     =========     =========
Operating income (loss)
  Condado Plaza                                 $   6,348     $   2,830     $  (1,465)
  WHGI                                             11,923        10,837         9,174
  General corporate administrative expenses        (1,184)         (109)          (85)
                                                ---------     ---------     ---------
    Total operating income                      $  17,087     $  13,558     $   7,624
                                                =========     =========     =========
Identifiable assets
  Condado Plaza                                 $  55,385     $  53,323     $  57,879
  WHGI                                             15,086        18,582        17,737
  General investment and corporate                 15,340         5,095         5,994
  Investments in, receivables and advances to
   nonconsolidated affiliates                      31,708        27,734        29,696
                                                ---------     ---------     ---------
    Total identifiable assets                   $ 117,473     $ 104,734     $ 111,306
                                                =========     =========     =========
Depreciation of property and equipment
  Condado Plaza                                 $   4,227     $   4,120     $   4,656
  WHGI                                                777           769           681
                                                ---------     ---------     ---------
    Total depreciation of property
    and equipment                               $   5,004     $   4,889     $   5,337
                                                =========     =========     =========
Capital expenditures
  Condado Plaza                                 $   3,181     $   1,078     $   2,030
  WHGI                                                 41            71            36
                                                ---------     ---------     ---------
    Total capital expenditures                  $   3,222     $   1,149     $   2,066
                                                =========     =========     =========

NOTE 16: CONTINGENT LIABILITIES

The Company is involved in various disputes arising in the ordinary course of business, which may result in litigation. Management expects no material adverse effect on the Company's financial condition as a result of these matters.

NOTE 17: SALE OF PREFERRED STOCK SUBSEQUENT TO JUNE 30, 1997

The Board of Directors exercised the put provisions of a Put Option and Call Option Agreement that was established on April 21, 1997 which resulted in the Chairman of the Board purchasing on July 31, 1997, 300,000 shares of Series B Preferred Stock for $3,000,000 in cash. Each share of Series B Preferred
Stock has 5 votes per share voting collectively with the common stockholders and a liquidation preference of $10.00 per share plus accrued dividends, has a quarterly dividend equal to the prime rate plus one half percent calculated on the liquidation preference and the holder has a redemption right after three years or earlier in the event of two unpaid quarterly dividends. The holder of the Series B Preferred Stock can convert into shares of common stock. The conversion price is $9.00, which is the lower of the closing price of the voting common stock on its first day of official trading ($9.00) and the closing price in the New York Stock Exchange at the close of business on the business day immediately prior to the date of issuance of the Preferred Stock ($12.50).

NOTE 18: PROPOSED ACQUISITION SUBSEQUENT TO JUNE 30, 1997

On September 17, 1997, the Company executed an asset purchase agreement to acquire an existing 127 room Hotel and related land next to the Condado Plaza for $9,600,000, subject to certain terms and conditions, including satisfactory due diligence. If the agreement is finalized, the Company intends to finance the purchase price through long term financing and the use of excess cash currently available.


                                     E13-22